June 14, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-50795

Dear Mr. Rosenberg:

This letter is submitted in response to the Commission’s October 25, 2011 comment letter with respect to the Form 10-K for the year ended December 31, 2010 of Affirmative Insurance Holdings, Inc. We provided the Commission’s staff several letters in response to the staff’s comments, to which the staff has responded both verbally and in writing. On May 3, 2012, the staff provided further comment on the 2010 Form 10-K, as well as new comments on Affirmative’s Form 10-K for the year ended December 31, 2011.

On May 25, 2012, we had a conference call with the SEC staff to get clarification of certain of the staff’s most recent comments. This letter is in response to that phone conversation as well as the staff’s May 3, 2012 comment letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business

Regulatory Environment, page 11

1.	You state that if the risk-based capital trend test was in place during 2011, you would not have met the thresholds of the test and that you believe that you will pass the test in 2012. Please provide us proposed revised disclosure to be included in future periodic reports that describes how deficient your ratios were when applying the risk-based capital trend test in 2011 and the steps you are taking in order to pass this test in 2012.

Response

We included the following disclosure in the liquidity section of Management’s Discussion and Analysis in our Form 10-Q for the quarter ended March 31, 2012 and will include this in future filings:

“Effective January 1, 2012, the NAIC revised the Risk-Based Capital Model Act to include a risk-based capital trend test as another manner under which the company action level could be triggered and will be applied as of December 31, 2012. The test is applicable when an insurance company has a risk-based capital ratio between 200% and 300% and a combined ratio of more than 120%. If the risk-based capital

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 14, 2012

trend test was in place during 2011, Affirmative Insurance Company would not have met the thresholds of the test as the combined ratio was 126%. However, we believe that AIC will pass the test in 2012 based on the actions that we have taken including the exit of the Michigan business, the underwriting and pricing actions that we began in the second half of 2011 and expense reductions.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	In your January 26, 2012 response letter, you indicate that you believed you would not pass step one of the goodwill impairment test “based on current premium production trends”. We were unable to find a discussion of such trends in your MD&A discussion. Please provide us proposed revised disclosure to be included in future periodic reports addressing the reasonably likely material effects on operating results and cash flows of the trend in declining premium production. Refer to Item 303 (A) (3) (ii) of Regulation S-K.

Response

We included the following disclosure in the liquidity section of Management’s Discussion and Analysis in our Form 10-Q for the quarter ended March 31, 2012 and will include this in future filings:

“However, if premium production levels were to continue to decline this could have a material negative impact on operating results, financial position, cash flow and debt covenant compliance.”

Critical Accounting Policies

Valuation of goodwill and other intangible assets, page 34

3.	With respect to your April 25, 2012 response letter, we believe that you have inappropriately disregarded your own quoted market price in determining fair value and that your valuation methodology does not comply with generally accepted accounting principles, based on the following factors:

•

You have not provided sufficient evidence to overcome the guidance in 350-20-35-22 indicating that the quoted market price is the best evidence of fair value and, if available, shall be used as the basis for the measurement of the fair value of a reporting unit;

•	Your methodology does not maximize the use of relevant observable inputs, as required under ASC 820-10-35-36;

•

You have not provided sufficient evidence to conclude that there has been a significant decrease in the volume and level of activity when compared with normal market activity, in accordance with ASC 820-10-35-51A; and

•

You have not performed an evaluation of the appropriate control premium as discussed in ASC 359-20-35-23. Further, your assertion that your research did not yield a sufficient number of peer companies with similar control structure for purposes of evaluating a control premium appears inconsistent with your use of the peer company data approach in determining the fair value of your reporting unit.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 14, 2012

Accordingly, please revise your valuation methodology at December 31, 2010 and September 30, 2011 to comply with ASC 350 and provide us with the results.

Response

Using the price times quantity plus a control premium methodology, we would have needed a control premium of 126% and 204% to pass step one of the goodwill impairment test as of December 31, 2010 and September 30, 2011, respectively. There have been a lack of market transactions with a similar fact pattern and similar to our control structure to make a meaningful comparative analysis for our situation. However, we did note a couple of transactions with control premiums in the range of 70% to 100% in September and December 2011. Given these transactions, we do not believe the control premiums in order to pass step one are unreasonable given the reasons that we have previously stated regarding our unique situation such as our stock is closely held, there is a significant lack of liquidity in the trading of the stock, the stock has had a high bid to ask spread and all the other reasons that we previously communicated.

However, we respectfully disagree that the only accurate measure of fair value for a single reporting unit is price times quantity plus a control premium. As we have discussed in our previous correspondence, the accounting literature allows for other methodologies to determine fair value. We also believe that the staff’s position that a multiple reporting unit need not use the same methodology when price times quantity plus a control premium is available is inconsistent.

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The Company specifically acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 14, 2012

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

            /s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com